ETHAN ALLEN
Building for the Next Century

September 22, 2026

Fellow Ethan Allen Shareholders,

Ethan Allen has the assets of a winner and the record of a company in retreat.

Few companies have Ethan Allen's advantages: more than 90 years of brand heritage, significant North American manufacturing and customization capabilities, a national Design Center network, thousands of customer-facing employees, approximately 61% gross margins, and substantial financial flexibility. Fewer companies have squandered these advantages so completely.

Ethan Allen is materially smaller, less profitable, employs far fewer people, and has created substantially less value than its assets and market opportunity should have delivered.

Assessing Mr. Kathwari's Last 20 Years as CEO[1]

	2006	2016	2026	2006 - 2026 % Change	2016 - 2026 % Change
Revenue ($M)	$1,066	$794	**$579**	-46%	-27%
Gross Profit ($M)	$541	$442	**$355**	-34%	-20%
Operating Income ($M)	$147	$89	**$45**	-69%	-49%
Enterprise Value ($M)	$1,447	$908	**$484**	-67%	-47%
Market Cap ($M)	$1,418	$742	**$590**	-58%	-20%
Workforce	6,000	5,200	**3,062**	-49%	-41%

The Company's challenges start at the top. We recognize Chairman, President, and Chief Executive Officer Farooq Kathwari's contributions to Ethan Allen across his more than four decades at the Company, including preserving elements of its heritage and vertically integrated manufacturing model. But performance over the last twenty years under his leadership has been unacceptable, and shareholders have paid the price.

[1] Company Form 10-K filings for revenue, gross profit, operating income and workforce. S&P Capital IQ for share price, enterprise value and market capitalization, as of August 3, 2026.

Ethan Allen's decline is not a structural given. It reflects a prolonged failure of leadership, execution, and Board accountability. The Company's 2026 Annual Meeting of Stockholders will determine whether these issues persist – or whether this iconic American company returns to profitable growth.

That's why I, Doug Bergeron, invested significant personal capital in Ethan Allen and nominated an alternative slate of director candidates to the Company's Board of Directors (the "Board"). I believe the potential for Ethan Allen is extraordinary, while the consequences of continuing down the current path would be grave. I have spent my career revitalizing growth and driving returns for shareholders. I am not a short-term Wall Street investor focused on financial engineering. I am a Main Street operator with a proven track record of assembling boards and management teams to transform businesses for the better. I have my own money invested in Ethan Allen, just like you. Together, we can renew an American icon.

I. ETHAN ALLEN'S UNDERPERFORMANCE IS AN EXECUTION AND LEADERSHIP FAILURE, NOT A STRUCTURAL INEVITABILITY

The furniture industry is cyclical and the housing market is difficult, but every furniture company operates in the same environment, and peer performance shows Ethan Allen's results cannot be explained by industry conditions alone.

Over the last two decades, companies such as Williams-Sonoma and RH built multi-billion-dollar businesses, while newer entrants like Arhaus, Perigold (a Wayfair brand) and West Elm (a Williams-Sonoma brand) scaled rapidly. Ethan Allen moved in the opposite direction. Fiscal 2026 revenue of approximately $579 million was almost half fiscal 2006 revenue of $1.066 billion.


$9,000
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2000
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Ethan Allen
RH
Williams-Sonoma
West Elm
Arhaus

The market grew. Relevant competitors grew. Ethan Allen shrank.

Ethan Allen's operating underperformance has translated directly into share price underperformance, with the Company materially lagging relevant peers over virtually every relevant period.

Total Shareholder Return[2]	20-Year	10-Year	12/31/2019	5-Year	3-Year	2-Year	1-Year	YTD
Performance versus Market Index								
S&P 600 Index	402.6%	148.2%	79.1%	38.3%	45.2%	35.4%	36.0%	24.6%
Ethan Allen	43.6%	27.2%	96.5%	45.3%	(17.0%)	(12.2%)	(11.8%)	8.5%
(Under) / Out Performance	(359.0%)	(120.9%)	17.4%	7.0%	(62.1%)	(47.6%)	(47.8%)	(16.1%)
Performance versus Premium Furniture Peer Composite								
Luxury Furniture Peer Composite Index	2241.9%	845.7%	330.9%	88.7%	65.7%	6.7%	3.0%	7.8%
Ethan Allen	43.6%	27.2%	96.5%	45.3%	(17.0%)	(12.2%)	(11.8%)	8.5%
(Under) / Out Performance	(2198.2%)	(818.4%)	(234.4%)	(43.4%)	(82.7%)	(18.9%)	(14.8%)	0.7%
Performance versus Broader Furniture Peer Composite								
Furniture Peer Index	632.2%	325.1%	146.3%	36.9%	43.2%	13.3%	19.3%	17.2%
Ethan Allen	43.6%	27.2%	96.5%	45.3%	(17.0%)	(12.2%)	(11.8%)	8.5%
(Under) / Out Performance	(588.6%)	(297.8%)	(49.8%)	8.4%	(60.2%)	(25.5%)	(31.0%)	(8.7%)
Performance versus Proxy Peer Composite								
Proxy Peer Composite Index	286.3%	68.6%	90.8%	20.5%	53.2%	16.7%	28.9%	20.9%
Ethan Allen	43.6%	27.2%	96.5%	45.3%	(17.0%)	(12.2%)	(11.8%)	8.5%
(Under) / Out Performance	(242.7%)	(41.4%)	5.7%	24.8%	(70.2%)	(28.9%)	(40.7%)	(12.5%)

[2] Source: S&P CapitalIQ. Total Shareholder Returns including dividends reinvested as of August 4, 2026, the last trading day before DGB Investment nominated candidates to the Board. Premium Furniture Peer Composite: Arhaus, RH and Williams-Sonoma; Broader Furniture Peer Composite: Arhaus, Bassett, Havertys, La-Z-Boy, MillerKnoll, RH, and Williams-Sonoma; Proxy Peers: consists of all of the FY2025 Proxy Peer Group companies — Arhaus, Bassett, Flexsteel, Havertys, HNI, Hooker, Interface, La-Z-Boy, MillerKnoll, Purple Innovation and Lovesac — except Kirkland's, Inc., which was acquired in September 2025, Steelcase Inc., which was acquired in December 2025, and Sleep Number Corporation, which filed for Chapter 11 bankruptcy protection in June 2026.

We believe this underperformance can be attributed to material underinvestment in the capabilities required to compete for today's premium consumer. Advertising spending is approximately 2.9% of revenue versus approximately 5.1% for the peer group analyzed, while five-year cumulative capital expenditures represent approximately 75% of depreciation and amortization versus approximately 170% for peers.[3]

Lower spending is not inherently a problem. But combine underinvestment with weak execution and the result is shrinking revenue, deteriorating earnings power, and declining competitive relevance.

Herein lies the problem: execution. Management discussed the need for improved digital capabilities as early as 2008 to broaden its aging customer base. Since then, management has repeatedly identified substantially the same priorities – technology, customer acquisition, store productivity, marketing, and growth. Yet Ethan Allen remains woefully inadequate in precisely these areas.

Moreover, management told shareholders during its 2015 proxy contest that it was "prepared to exceed $1 billion in sales,"[4] and in 2018, Mr. Kathwari raised his stated objective to $1.5 billion.[5] Again, fiscal 2026 revenue was approximately $579 million.

Management set the targets. Management missed them. After years of unfulfilled promises by Mr. Kathwari, shareholders are entitled to judge management by the results.

II. THE BOARD OWNS THIS RECORD

Ethan Allen's record of underperformance does not belong to Mr. Kathwari alone. It also belongs to the rest of the Board, which has repeatedly extended Mr. Kathwari's tenure without planning for a successor, approved his misaligned compensation, and overseen imprudent capital allocation decisions as the Company contracted.

The incumbent directors have protected continuity without producing accountability. The Board raised its stated director retirement age, continued to nominate Mr. Kathwari beyond that specified age, and entered into two new employment agreements with him in the last five years. Only now, after years of inaction and under pressure from our campaign, has the Board announced a succession process that could leave Mr. Kathwari as Chairman and CEO through June 30, 2027.[6]

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[3] Source: Company filings; S&P Capital IQ; DGB Investment analysis. Peer group consists of La-Z-Boy, Williams-Sonoma, Haverty Furniture, Bassett Furniture, Arhaus and RH. Advertising/revenue reflects the average of the three most recently completed fiscal years. Capex/D&A reflects cumulative capital expenditures divided by cumulative depreciation and amortization over the five most recently completed fiscal years. Fiscal year-ends and business mix differ.

[4] Source: Current report on Form 8-K filed by the Company on November 18, 2015.

[5] Source: Ethan Allen Interiors Inc., Investor Day transcript, April 10, 2018.

[6] Source: Globe Newswire, "Ethan Allen Board Announces Ongoing CEO Succession Process to Drive Next Phase of Value Creation," Sept. 21, 2026.

Question about CEO succession have hung over Ethan Allen for years. Mr. Kathwari discussed it publicly as far back as 2013[7] and pointed to the Board's role in succession planning in 2015.[8] Ethan Allen's own governance disclosures identify leadership development and succession planning as Board responsibilities. Yet as Telsey Advisory Group's Cristina Fernandez, a long-time Ethan Allen analyst, put it: **"There isn't an apparent second in the C-suite that could replace him."[9]**

As recently as August 7, 2026, Mr. Kathwari stated publicly that the Board had **"never raised this issue."**[10] Suddenly, on September 21, 2026 – after our alternative director slate had already launched an independent CEO search – Ethan Allen's Board described an "ongoing formal" succession process. A credible succession process should not have needed a proxy contest to become visible to shareholders, and this last-ditch announcement does not cure the governance failure. **It makes the central question of this contested director election even clearer: which slate should shareholders trust to select and oversee Ethan Allen's next CEO?**

The Board's governance failures also show up in executive compensation. Mr. Kathwari's compensation has increased as the Company has become smaller and less profitable, with performance targets that once required growth being reset to levels that permitted decline, while his target annual incentive opportunity rose from 65% to 100% of his base salary. Executives should be rewarded only when they create sustained value. When performance declines, the appropriate response is not to redefine success downward.

III. THE BOARD CHOSE DISTRIBUTIONS OVER RENEWAL

The Board's capital allocation decisions are equally troubling. Ethan Allen does not lack the financial resources to invest in its growth. From fiscal 2017 through fiscal 2026, the Company generated approximately $597 million of cumulative free cash flow, of which approximately 80% was returned through dividends and share repurchases. Over the same period, revenue declined approximately 27%, operating income declined approximately 48%, retail reinvestment lagged, and the Company's digital capabilities remained materially underdeveloped.[11]

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[7] Source: Ethan Allen Interiors Inc., Shareholder Call transcript, June 6, 2013.

[8] Source: Ethan Allen Interiors Inc., FQ1 2016 Earnings Call transcript, October 27, 2015.

[9] Source: The Deal, "Dissident Starts Ethan Allen CEO Search Amid Fight," Sept. 10, 2026.

[10] Source: DEFA14A filed by the Company, dated August 7, 2026, quoting an interview with Mr. Kathwari on Bloomberg Television.

[11] Source: Ethan Allen Forms 10-K, FY2017-FY2026. Free cash flow defined as cash flow from operations less capital expenditures.

Since the 2015 proxy contest, the Board has declared **ten special dividends,** while the underlying business continued to shrink. Since 2018 alone, those special dividends total approximately $196 million. The regular dividend has also become increasingly disconnected from earnings. From fiscal 2022 through fiscal 2026, the regular dividend per share increased approximately 36% while adjusted diluted EPS declined approximately 59%. By fiscal 2026, the regular dividend consumed approximately 97% of adjusted EPS, before the special dividend paid that year or the additional $3.00 per share special dividend declared just last month.[12]

Our argument is not against returning capital to shareholders. It is about priorities. The Board chose distributions over renewal while the business visibly deteriorated. Resources were not the constraint. Strategy and execution were.

IV. EMPLOYEES SHOULD BE BENEFICIARIES OF RENEWAL, NOT CASUALTIES OF CONTRACTION

Ethan Allen's employees are among the Company's most important assets – and among the strongest reasons we believe change is necessary. Identifying the failures of leadership should not be confused for criticism of the thousands of talented, hard-working people who manufacture Ethan Allen's products, staff its Design Centers, and serve customers every day.

Ethan Allen employed approximately 6,000 people in fiscal 2006. Today it employs approximately 3,100. A shrinking business provides fewer opportunities to invest in people, training, systems, stores, manufacturing, and career development. It is difficult to accept management's characterization of these reductions as "efficiencies" when revenue and earnings power have continued to shrink alongside the workforce.[13]

Our objective is the opposite: return Ethan Allen to profitable growth and invest in the people who build, sell, and deliver its products every day. That objective begins by identifying and retaining high-performing employees, listening to the people closest to customers and operations, developing internal talent, investing in modern tools and training, and adding external expertise where capability gaps exist.

V. A FOCUSED PLAN TO RESTORE GROWTH

Ethan Allen has a relevance and demand-generation problem sitting on top of a uniquely valuable collection of brand, manufacturing, retail, and financial assets. Our plan to harness these assets and drive growth and shareholder value is organized around three priorities:

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[12] Source: Ethan Allen Forms 10-K, FY2022-FY2026 and Aug. 19, 2026 DEFA14A.

[13] Source: Ethan Allen Forms 10-K for FY2024, FY2025 and FY2026; Ethan Allen Forms 10-Q for the quarters ended Sept. 30 and Dec. 31, 2025.

1. **Reenergize the brand and product.** Ethan Allen's heritage should be a source of contemporary desire, not merely a historical credential. Product, merchandising, and marketing must give customers stronger reasons to seek out the brand.

2. **Build a modern, omnichannel customer ecosystem.** Digital and human design services are complements, not competitors. Ethan Allen's fiscal 2026 Form 10-K warns that inadequate digital capabilities could impair its ability to attract younger, digitally-oriented consumers, while Mr. Kathwari has publicly defended keeping direct website sales deliberately low.[14] The last time Ethan Allen disclosed its e-commerce mix, online sales remained less than 5% of consolidated sales. Digital tools should expand Ethan Allen's reach, improve discovery and visualization, facilitate transactions, and ultimately bring more qualified, higher-value customers to its stores and designers.

3. **Turn operating and financial strengths into competitive advantages.** North American manufacturing should translate into quality, reliability, and innovation. Stores should be managed around customer impact and four-wall economics. Financial strength should be deployed behind measurable growth.

VI. OUR NOMINEES ARE PREPARED TO GOVERN ETHAN ALLEN AND DRIVE SHAREHOLDER VALUE

We have nominated five highly qualified director candidates who bring the experience and skillsets needed to revitalize Ethan Allen and reignite growth at the Company. Our nominees have built businesses, scaled organizations, led complex transformations, and, most importantly, have been held accountable for results.

- **Doug Bergeron**, 65, is a former public company Chairman and CEO with a proven record of creating shareholder value. He led the acquisition of VeriFone (formerly NYSE: PAY), a retail technology company, from Hewlett-Packard for approximately $50 million and, as CEO, helped build it into a multinational company with an enterprise value of several billion dollars. More recently, after leading a successful proxy contest at what became Cantaloupe, Inc. (formerly NASDAQ: CTLP), he became Chairman and presided over a period of leadership change and substantial growth that culminated in an $848 million sale in 2026.

[14] Source: Ethan Allen FY2026 Form 10-K; Bloomberg Television interview with M. Farooq Kathwari, Aug. 7, 2026; transcript filed by Ethan Allen.

- **Anna Brockway**, 55, co-founded Chairish, building it from a start-up into a leading online marketplace for luxury vintage home furnishings, and culminating in a successful exit in 2025. As President, she led brand and growth strategy, customer acquisition and retention, marketing attribution, retail activations, and strategic acquisitions in the U.S. and Europe. Earlier, as Vice President of Worldwide Marketing at Levi Strauss, she helped bring contemporary relevance to one of America's best-known heritage brands through product, retail, partnerships, marketing, and e-commerce.

- **Kristine Miller**, 62, has spent decades helping major consumer and retail businesses determine where to compete, how to win, and how to execute transformation. She previously spent 24 years at Bain & Company, including as Partner and Director and Head of the North American retail practice. She later joined eBay's senior leadership team as Chief Strategy Officer, bringing deep experience across traditional retail, digital commerce, omnichannel strategy, organizational transformation, and corporate governance.

- **Steve Oblak**, 53, spent 14 years helping build Wayfair into one of the world's largest home furnishings platforms. During his tenure, Wayfair grew from approximately $250 million of revenue to approximately $12 billion. Mr. Oblak held senior responsibility across Wayfair.com and its portfolio of brands, spanning merchandising, category management, pricing, analytics, marketing, and commercial strategy, and ultimately served as Chief Commercial Officer.

- **Stefanie Tsen Ward**, 46, is a senior luxury-retail operator who has led large, complex store and omnichannel businesses. As Chief Integrated Retail and Customer Officer at Neiman Marcus, she helped transform the approximately $4.5 billion retailer into a more customer-led omnichannel enterprise and had responsibility for approximately 70% of Company revenue, more than 40 stores, and approximately 6,000 associates. Her prior leadership roles at Sephora and Louis Vuitton add deep experience in luxury customer experience, store productivity, digital tools, merchandising, and relationship-driven selling.

Collectively, our nominees bring significant public-company leadership, home furnishings, premium and luxury retail, product and merchandising, brand revitalization, digital commerce, customer acquisition, store operations, enterprise transformation, and capital allocation experience. We have already launched an independent CEO search. We are prepared to effectuate an orderly leadership transition and provide Ethan Allen with the oversight and expertise it desperately needs for its next chapter.

On the other hand, the incumbent directors lack depth in many of the capabilities we believe are most relevant to the work ahead. Simply put, the current Board is both unwilling and unable to make the changes needed to improve the trajectory of the business.

VII. THE SHAREHOLDER CHOICE

Ethan Allen's Board has had ample opportunity to address the Company's problems. In fact, during the 2015 proxy contest, leading proxy advisory firm Institutional Shareholder Services Inc. (ISS) identified many of the same fundamental challenges that remain unresolved today.[15]

ISS – November 2015	More Than a Decade Later
Revenue: Identified Ethan Allen's "inability to grow its revenue" as its biggest challenge	FY2026 revenue was $579 million, well below prior peaks and management's own $1 billion-plus aspirations
Customer: Flagged rapidly changing customer demographics	The 2026 10-K still warns about attracting and retaining "younger or digitally-oriented consumers"
Digital: Highlighted technological disruption and more nimble competitors. Called the Company's path to $1 billion "blurry at best"	Digital remains materially underdeveloped and management now defends deliberately low direct website sales[16]
Board/CEO: Cited "critical dependence on Kathwari" and questioned the Board's ability to provide effective guidance and oversight	The same Chairman/CEO remains in place; a formal CEO search was announced only after the current proxy contest began, and Mr. Kathwari may remain Chairman and CEO through June 30, 2027

The Board was put on notice more than a decade ago. It is bad enough these problems exist today. It is worse that so many of them are the same problems.

Ethan Allen has an iconic brand, a strong balance sheet, valuable manufacturing and retail assets, significant free cash flow, and thousands of employees with deep institutional knowledge. Yet the Company is smaller. Its earnings power is weaker. Its workforce has contracted. Its competitive relevance has diminished. And after years of inaction, and only when pressured by our campaign, did the Board's "succession plan" suddenly come to light.

[15] Source: Institutional Shareholder Services Inc., "Ethan Allen (ETH) - Proxy Contest with Sandell," Nov. 14, 2015.

[16] Source: Ethan Allen Interiors Inc., FY2022 Form 10K; FY2026 Form 10K; Bloomberg Television interview with M. Farooq Kathwari, Aug. 7, 2026, transcript filed by Ethan Allen. The FY2022 Form 10K disclosed that total e-commerce net sales remained below 5% of consolidated net sales in all periods presented. The FY2026 Form 10K warns that inadequate digital capabilities could adversely affect Ethan Allen's ability to attract and retain clients, particularly younger or digitally oriented consumers. In the Bloomberg interview, Mr. Kathwari explained that website sales are lower because the Company wants customers to interact with its interior designers and acknowledged that Ethan Allen could have generated more sales through broader digital/channel expansion but chose not to pursue that approach.

Ethan Allen cannot afford nine more months of the same leadership while the incumbent Board manages a transition it should have commenced years ago. Two decades of deteriorating operating performance, culminating in the Company's disappointing fourth quarter and full year fiscal 2026 results, do not argue for patience – they underscore the cost of delay and the need for independent Board leadership now. Ask yourself: **are the directors who presided over Ethan Allen's shortcomings the right people to select the leader now charged with fixing them?**

We believe Ethan Allen can do considerably better. Shareholders are not choosing between continuity and disruption. **You are choosing between extending a record that has produced <u>two decades</u> of contraction and shareholder value destruction, or beginning the disciplined renewal of an iconic American company.** The vote is not about repudiating Ethan Allen's history. With your vote, we can make sure that history has a future.

We urge shareholders to vote the **WHITE universal proxy card FOR ALL FIVE** of our highly qualified nominees.

Protect your investment. Renew an American icon.

Sincerely,

Doug Bergeron

VOTE THE WHITE UNIVERSAL PROXY CARD
FOR ALL FIVE DGB NOMINEES

Douglas Bergeron
Anna Brockway
Kristine Miller
Steve Oblak
Stefanie Tsen Ward

For additional information, please visit **www.EthanAllenGrowth.com**.

*If you have any questions, require assistance in voting your **WHITE** universal proxy card, or need additional copies of DGB's proxy materials, please contact:*

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